                                                               EXHIBIT (a)(1)(H)

   This announcement is neither an offer to purchase nor a solicitation of an offer to sell any Shares. The Offer is made solely by the Offer to Purchase dated November 6, 2000, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. Trilogy Software, Inc. is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Trilogy Software, Inc. becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Trilogy Software, Inc. shall make a good faith effort to comply with such statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, Trilogy Software, Inc. cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in such state.

                      Notice of Offer to Purchase for Cash
             Any and All Outstanding Shares of Class A Common Stock
                                       of
                               pcOrder.com, Inc.
                                       at
                              $6.375 Net Per Share
                                       by
                             Trilogy Software, Inc.

   Trilogy Software, Inc., a Delaware corporation ("Trilogy"), is offering to purchase any and all of the outstanding shares of Class A Common Stock, par value $0.01 per share (the "Shares"), of pcOrder.com, Inc., a Delaware corporation ("pcOrder"), at a price of $6.375 per Share, net to the seller in cash, without interest (such amount, or any greater amount per Share paid pursuant to the Offer, being referred to herein as the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 6, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). The Offer is a third party tender offer by Trilogy to purchase at the Offer Price any and all Shares tendered pursuant to the Offer. Following the consummation of the Offer, Trilogy intends to effect the Merger (as defined below) as described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, DECEMBER 6, 2000, UNLESS THE OFFER IS EXTENDED.


   The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is subject to other terms and conditions set forth in the Offer to Purchase.

   Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Trilogy pursuant to the Offer. Trilogy will pay all charges and expenses of SG Cowen Securities Corporation, as the Dealer Manager (the "Dealer Manager"), MacKenzie Partners, Inc., as the Information Agent (the "Information Agent"), and American Stock Transfer & Trust Company, as the Depositary (the "Depositary"), incurred in connection with the Offer.

   The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 25, 2000 (the "Merger Agreement"), by and among Trilogy, POI Acquisition Corp., Inc., a Delaware corporation and wholly-owned subsidiary of Trilogy formed solely to effect the transactions contemplated by the Merger Agreement ("Sub"), and pcOrder. The Merger Agreement provides, among other things, for the making of the Offer by Trilogy, and further provides that, as soon as practicable after the completion of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, Sub will then be merged with and into pcOrder (the "Merger") in accordance with the applicable provisions of the Delaware General Corporation Law (the "DGCL"). Following the Merger, pcOrder shall be the surviving corporation (the "Surviving Corporation") and the separate existence of Sub shall cease. At the effective time of the Merger, (a) each issued and outstanding Share (other than

Shares held in the treasury of pcOrder or by Trilogy or Sub and Shares held by stockholders who have properly exercised dissenters' rights under the DGCL ("Dissenters' Rights") will be converted into and represent the right to receive the Offer Price, net to the holder, in cash, without interest, and (b) each share of common stock, par value $0.01 per share, of Sub then issued and outstanding will be converted into and become one share of common stock of the Surviving Corporation. Dissenters' Rights are available only in connection with the Merger and not in connection with the Offer.

   The Board of Directors of pcOrder (the "pcOrder Board"), based upon the unanimous recommendation of a special committee of independent directors of the pcOrder Board, (a) has determined that each of the Offer and the Merger is fair to and in the best interests of pcOrder's stockholders (other than Trilogy or its affiliates, other than pcOrder), (b) has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and
(c) recommends that pcOrder's stockholders accept the Offer and tender their Shares pursuant to the Offer.

   For purposes of the Offer, Trilogy will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Trilogy gives oral or written notice to the Depositary, as agent for the tendering stockholders, of Trilogy's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Trilogy and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in making such payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) the certificates evidencing such Shares, or a book-entry confirmation of the delivery of such Shares, (b) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case a book-entry transfer, an agent's message), and (c) any other documents required by the Letter of Transmittal.

   The term "Expiration Date" shall mean 12:00 Midnight, New York City time, on Wednesday, December 6, 2000, unless and until Trilogy (in accordance with the terms of the Merger Agreement) shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by Trilogy, shall expire. Notwithstanding anything in the Merger Agreement to the contrary, without the prior consent of pcOrder, Trilogy shall have the right to extend the Offer beyond the initial Expiration Date in the following events: (a) from time to time if, at the initial Expiration Date (or extended Expiration Date of the Offer, if applicable), any of the conditions to the Offer shall not have been satisfied or waived; (b) for any period required by any rule, regulation, interpretation, or position of the Securities and Exchange Commission or the staff thereof applicable to the Offer or any period required by applicable law; or (c) pursuant to an amendment to the Offer providing for a subsequent offering period not to exceed twenty business days to the extent permitted under, and in compliance with, Rule 14d-11 under the Securities Exchange Act of 1934, as amended (a "Subsequent Offering Period"). However, as a condition to Trilogy's right to extend the Offer pursuant to the preceding clause (c), Trilogy must waive, with respect to all Shares validly tendered during the Subsequent Offering Period referred to in said clause (c), all conditions of the Offer. In addition, if at any scheduled Expiration Date of the Offer any of the conditions of the Offer have not been satisfied or waived by Trilogy but are reasonably capable of being satisfied, Trilogy must extend the Offer for ten calendar days from the then-scheduled Expiration Date of the Offer; provided that Trilogy is not obligated to extend the Offer pursuant to this sentence more than once. Any such extension will be followed by public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Trilogy may choose to make any public announcement, Trilogy will have no obligation to publish, advertise or otherwise communicate any such announcement other than by issuing a press release to the Dow Jones News Service or otherwise as may be required by applicable law.

   During any such extension, all Shares previously tendered and not withdrawn will remain subject to the conditions of the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares, except that Shares validly tendered during any Subsequent Offering Period will not be subject to such conditions and will be promptly accepted and paid for.

   Tenders of Shares made pursuant to the Offer are irrevocable, except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn at any time after January 4, 2001, or at such later time as may apply if the Offer is extended, except for an extension during a Subsequent Offering Period. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth in the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in "The Tender Offer--Section 3. Procedures for Tendering Shares" of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC (as defined in the Offer to Purchase), the book-entry transfer facility, to be credited with the withdrawn Shares or must otherwise comply with DTC's procedures. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the section "The Tender Offer--Section 3. Procedures for Tendering Shares" of the Offer to Purchase at any time prior to the Expiration Date. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Trilogy, in its sole discretion, whose determination will be final and binding on all parties.

   The information required to be disclosed by Rules 13e-3(e)(1) and 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

   The Offer to Purchase, the related Letter of Transmittal and other relevant documents will be mailed to record holders of Shares whose names appear on pcOrder's stockholder lists and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

   The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

   Questions and requests for assistance or copies of the Offer to Purchase, the Letter of Transmittal and other tender offer documents may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. No fees or commissions will be paid to brokers, dealers or other persons (other than the Information Agent and the Dealer Manager) for soliciting tenders of Shares pursuant to the Offer.

                    The Information Agent for the Offer is:

                        [MacKenzie Partners, Inc. Logo]

                                156 Fifth Avenue
                            New York, New York 10010
                         (212) 929-5500 (call collect)
                                       or
                       E-mail:proxy@mackenziepartners.com
                                       or
                         Call Toll Free (800) 322-2885

                      The Dealer Manager for the Offer is:

                        SG Cowen Securities Corporation
                            Four Embarcadero Center
                                   Suite 1200
                        San Francisco, California 94111
                    Call Toll Free (800) 858-9316 ext. 7111


                                November 6, 2000